NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

[redacted]

08004526

FILE No.
82-4749

July 29, 2008

SEC Mail Processing Section
AUG 07 2008
Washington, DC
104

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated July 29, 2008

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

PROCESSED
AUG 29 2008
THOMSON REUTERS

for Barb O'Neill

Dw 8/28

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE JULY 29, 2008

News Release: **08-10** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

TRENCHING PROGRAM COMPLETED AT NORTHERN ABITIBI'S VIKING GOLD PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that trenching at the Viking gold property in western Newfoundland is complete. During this program 20 new trenches were excavated and 1.9 kilometers of new access trails were constructed. A total of 243 rock samples were taken and have been delivered to Eastern Analytical in Springdale Newfoundland for analyses. Assay results are expected within three to six weeks. Six of the new trenches remain to be channel sampled and sampling of these trenches will be continuing over the coming weeks.

The trenching program has been very successful in identifying zones of alteration and quartz-sulfide veining in bedrock, underlying gold-in-soil anomalies and near to gold-bearing boulders previously found at surface. To date six new zones have been identified, within an area exceeding 2500 meters by 900 meters. Individual alteration zones occur over strike lengths ranging from 100 to 1000 meters, and all of the new zones remain open for expansion along strike.

The company is extremely pleased with the results of the trenching program which are demonstrating the potential of the property to host numerous large zones of gold mineralization. The different zones discovered to date display a variety of orientations and structural controls, but contain similar mineralization and alteration styles, suggesting they are all related to a single large mineralized system. Only a small portion of the four kilometer long gold-in-soil anomaly at Viking has been tested by trenching, and based on trenching results to date the company anticipates numerous additional zones of mineralization could be discovered as exploration continues.

The results of the 2008 trenching program will be released as soon as assays are received and compiled.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

The trenching program was supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo. Dr. Shane Ebert is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No.
82-4749

NEWS RELEASE **JULY 29, 2008**

News Release: **08-10** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

TRENCHING PROGRAM COMPLETED AT NORTHERN ABITIBI'S VIKING GOLD PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that trenching at the Viking gold property in western Newfoundland is complete. During this program 20 new trenches were excavated and 1.9 kilometers of new access trails were constructed. A total of 243 rock samples were taken and have been delivered to Eastern Analytical in Springdale Newfoundland for analyses. Assay results are expected within three to six weeks. Six of the new trenches remain to be channel sampled and sampling of these trenches will be continuing over the coming weeks.

The trenching program has been very successful in identifying zones of alteration and quartz-sulfide veining in bedrock, underlying gold-in-soil anomalies and near to gold-bearing boulders previously found at surface. To date six new zones have been identified, within an area exceeding 2500 meters by 900 meters. Individual alteration zones occur over strike lengths ranging from 100 to 1000 meters, and all of the new zones remain open for expansion along strike.

The company is extremely pleased with the results of the trenching program which are demonstrating the potential of the property to host numerous large zones of gold mineralization. The different zones discovered to date display a variety of orientations and structural controls, but contain similar mineralization and alteration styles, suggesting they are all related to a single large mineralized system. Only a small portion of the four kilometer long gold-in-soil anomaly at Viking has been tested by trenching, and based on trenching results to date the company anticipates numerous additional zones of mineralization could be discovered as exploration continues.

The results of the 2008 trenching program will be released as soon as assays are received and compiled.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

The trenching program was supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo. Dr. Shane Ebert is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE **JULY 29, 2008**

News Release: **08-10** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

TRENCHING PROGRAM COMPLETED AT NORTHERN ABITIBI'S VIKING GOLD PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that trenching at the Viking gold property in western Newfoundland is complete. During this program 20 new trenches were excavated and 1.9 kilometers of new access trails were constructed. A total of 243 rock samples were taken and have been delivered to Eastern Analytical in Springdale Newfoundland for analyses. Assay results are expected within three to six weeks. Six of the new trenches remain to be channel sampled and sampling of these trenches will be continuing over the coming weeks.

The trenching program has been very successful in identifying zones of alteration and quartz-sulfide veining in bedrock, underlying gold-in-soil anomalies and near to gold-bearing boulders previously found at surface. To date six new zones have been identified, within an area exceeding 2500 meters by 900 meters. Individual alteration zones occur over strike lengths ranging from 100 to 1000 meters, and all of the new zones remain open for expansion along strike.

The company is extremely pleased with the results of the trenching program which are demonstrating the potential of the property to host numerous large zones of gold mineralization. The different zones discovered to date display a variety of orientations and structural controls, but contain similar mineralization and alteration styles, suggesting they are all related to a single large mineralized system. Only a small portion of the four kilometer long gold-in-soil anomaly at Viking has been tested by trenching, and based on trenching results to date the company anticipates numerous additional zones of mineralization could be discovered as exploration continues.

The results of the 2008 trenching program will be released as soon as assays are received and compiled.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

The trenching program was supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo. Dr. Shane Ebert is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

END